UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.3)*

Broadcast International, Inc.
(Name of Issuer)

Common Stock, par value $.05
(Title of Class of Securities)

11131M100
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Master Investments Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg International Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg International Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castlerigg Offshore Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sandell Asset Management Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,071,057

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,071,057

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,071,057

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Keswick Master Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,071,057

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,071,057

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,071,057

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Keswick Offshore Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,071,057

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,071,057

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,071,057

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas E. Sandell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,071,057

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,071,057

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,071,057

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (“Common Stock”) of Broadcast International, Inc. (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of February 11, 2013 and amends and supplements the Schedule 13G filed on August 19, 2010, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”),

•	Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”),

•	Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”),

•	Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”),

•	Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company (“Castlerigg Offshore Holdings”),

•	Keswick Master Ltd., a British Virgin Islands company (“Keswick Master”),

•	Keswick Offshore Ltd., a British Virgin Islands company (“Keswick Offshore”), and

•	Thomas E. Sandell, a citizen of Sweden (“Sandell”).

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, Keswick Master and Keswick Offshore is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York 10019.

ITEM 2(c).      CITIZENSHIP:

Each of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, Keswick Master and Keswick Offshore is a company formed under the laws of the British Virgin Islands.

Each of SAMC and Castlerigg Offshore Holdings is a Cayman Islands exempted company.

Mr. Sandell is a citizen of Sweden.

ITEM 4.         OWNERSHIP.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Each of Keswick Master, Keswick Offshore, SAMC and Mr. Sandell may be deemed to be the beneficial owner of the 1,071,057 shares of Common Stock held by Keswick Master.

None of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings or Castlerigg Offshore Holdings owns any shares of Common Stock and is not deemed to beneficially own any of the shares of Common Stock held by Keswick Master.

(b)	Percent of Class:

Keswick Master, Keswick Offshore, SAMC and Mr. Sandell beneficially own 1,071,057 shares of Common Stock representing 1.0% of all the outstanding shares of Common Stock.

The calculation of the Reporting Persons’ beneficial ownership is based on the 107,543,220 shares of Common Stock issued and outstanding as of November 5, 2012, as reported in the Form 10-Q filed by the Issuer on November 13, 2012 for the period ended September 30, 2012.

(c)         Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Keswick Master, Keswick Offshore, SAMC and Mr. Sandell have the shared power to vote or direct the vote of 1,071,057 shares of Common Stock owned by Keswick Master.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Keswick Master, Keswick Offshore, SAMC and Mr. Sandell have the shared power to dispose or to direct the disposition of the 1,071,057 shares of Common Stock owned by Keswick Master.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                       COMPANY.

        The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by Keswick Master.  Keswick Offshore is the controlling shareholder of Keswick Master.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B attached hereto.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2013

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:   /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

KESWICK MASTER LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

KESWICK OFFSHORE LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

/s/ Thomas E. Sandell
     Thomas E. Sandell

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Broadcast International, Inc. dated as of February 13, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 13, 2013

CASTLERIGG MASTER INVESTMENTS LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:   /s/ Thomas E. Sandell
Name:   Thomas E. Sandell
Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

KESWICK MASTER LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

KESWICK OFFSHORE LTD.
By: Sandell Asset Management Corp.
As Investment Manager

By:   /s/ Thomas E. Sandell
          Name:   Thomas E. Sandell
          Title:     Chief Executive Officer

/s/ Thomas E. Sandell
     Thomas E. Sandell

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

Sandell Asset Management Corp
Keswick Master Ltd.
Keswick Offshore Ltd
Thomas E. Sandell